Exhibit 5.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Agrium Inc.

We consent to the use in this registration statement on Form F-10 of Agrium Inc. dated May 5, 2016, of our audit report dated February 24, 2016, on the consolidated financial statements of Agrium Inc., which comprise the consolidated balance sheets as at December 31, 2015 and December 31, 2014, the consolidated statements of operations, comprehensive income, cash flows and shareholders’ equity for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information, and on the effectiveness of internal control over financial reporting, which are incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP
Chartered Professional Accountants

May 5, 2016

Calgary, Canada